

Clayton James · 3rd

Program Manager at NewSight Reality

Washington DC-Baltimore Area · 193 connections ·

Contact info

NewSight Reality

 **The Johns Hopkins University**

Experience

Program Manager

NewSight Reality

Feb 2020 – Present · 1 yr 1 mo

NewSight Reality is an Augmented Reality technology startup. I primarily exist in an operational role, as an interface between USSOCOM and our team. In addition, I am responsible for the project management of our engineering subcontractors, IT infrastructure and cyber compliance, and I contribute to the overall strategic planning for the company as well.

Analyst, Early Stage Ventures

Navig8 USA

Dec 2014 – Present · 6 yrs 3 mos

Through Navig8 USA, I assess the strength of intellectual property for early stage ventures and validate business plans, specifically target markets, go-to-market strategy, timeline and financial requirements. The purpose of my work is to determine if the level of investment and oversight necessary to reach success are worthy of investment, i.e. is the risk wort ...see more

 ### Chief Business Evangelist



Counter-Intuitive Cooking Inc.

Mar 2018 – Present · 3 yrs

Counter-Intuitive Cooking Inc. is the company behind SueChef - an autonomous kitchen appliance that removes the user from the cooking equation. My primary role is to focus on the financial and business side of this consumer products startup. I assist Max and Eddie, the other cofounders, with market research, messaging, business planning, and financials.



Technology Officer

Planet Cotton

Aug 2010 – Present · 10 yrs 7 mos

Planet Cotton is a family business that primarily makes custom promotional goods and resort wear. I continue to support the company in the ongoing role of 'tech guy', which entails managing the IT systems, company website, and third-party web stores.

Partner

Halona Investments

Feb 2016 – Apr 2018 · 2 yrs 3 mos

During my time with Bright Star Capital Management, I managed a small portfolio ($65m AUM) of equity index derivatives daily. I applied quantitative research to a stale model to significantly reduce risk without significant impact on return and raised additional capital ($3m, Halona Investments) from high net worth individuals.

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Education



The Johns Hopkins University

Bachelor of Science, Computer Engineering



The Johns Hopkins University - Carey Business School

Master of Science, Finance



